Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

November 27, 2020

VIA EDGAR AND FEDERAL EXPRESS

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento

Mary Beth Breslin

Tara Harkins

Lynn Dicker

Re:	AbCellera Biologics Inc.

Registration Statement on Form S-1

File No. 333-250838

CIK No. 0001703057

Ladies and Gentlemen:

On behalf of AbCellera Biologics Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 1, 2020 (the “Original Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on October 5, 2020 and subsequently publicly filed by the Company with the Commission on November 20, 2020 (File No 333-250838) (as amended, the “Registration Statement”), we submit this supplemental letter to further address comment 10 of the Original Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

November 27, 2020

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The Company expects to reflect a [***] share split that the Company plans to implement prior to effectiveness of the Registration Statement (the “Share Split”) in a pre-effective amendment to the Registration Statement that includes the estimated Preliminary Price Range (as defined below). All dollar amounts and per share amounts in this letter give effect to the expected Share Split. In addition, where applicable, the U.S. dollar amounts in this letter were translated from Canadian dollars at an exchange rate of 1 to 0.7687 which was the exchange rate on November 25, 2020. Unless otherwise indicated, all dollar amounts throughout this letter are provided in the Company’s functional and presentation currency of the U.S. dollar.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Tryn T. Stimart, Chief Legal Officer, AbCellera Biologics Inc., 2215 Yukon Street, Vancouver, BC V5Y 0A1, before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Original Comment Letter in italicized type and have followed the comment with the Company’s response.

10. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances since June 30, 2020 and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common shares underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common shares and the estimated offering price for its initial public offering (“IPO”).

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.

November 27, 2020

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per common share (the “Preliminary Price Range”) for its IPO after giving effect to the Share Split, resulting in a midpoint of the Preliminary Price Range of $[***] per share (the “Midpoint Price”). This Preliminary Price Range is based on a number of factors, including prevailing market conditions, the Company’s financial condition and prospects, estimates of the Company’s business potential, prospects for the Company and the life sciences, biopharmaceutical and healthcare technology sectors, the general condition of the securities market, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies and preliminary discussions with the underwriters for the IPO regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that, barring significant unforeseen events, the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Shares Prior to the IPO

As there has been no public market for the Company’s common shares to date, the estimated fair value of its common shares has been determined in the following manner. The Company’s management, working together with a third-party valuation firm, arrives at the fair value of the Company’s common shares as of the measurement date that is considered in setting the exercise price and date for the period’s option grants. Management then completes a review of the valuation report with its third-party valuation firm. The Company’s Board of Directors (the “Board”) then reviews the valuation report and the analysis contained therein for purposes of making option grants and setting the exercise prices thereof. In its review, the Board takes into consideration the Company’s most recent third-party valuations of its common shares and the Board’s assessment of additional objective and subjective factors that it believes are relevant and which may have changed from the date of the most recent third-party valuation through the date of the applicable grant. The Company’s third-party valuations of its common shares since June 30, 2020 were prepared as of June 30, 2020, September 30, 2020, and October 31, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Each of the Company’s most recent third-party valuations were used, in part, by the Board to determine the fair value of the Company’s common shares as of the grant date of each option award. The Company commenced formal discussions for a potential IPO in August 2020. As a result, the September 30, 2020 and October 31, 2020 valuations considered future-event scenarios that included an IPO. As the Company continued to progress its efforts towards an IPO, the October 31, 2020 valuation considered three future-event scenarios: a near-term IPO scenario, a mid-term IPO scenario and a non-IPO scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenarios assumed that all preferred shares and, with respect to the October 31, 2020 valuation, convertible debt issued subsequent to September 30, 2020, would convert into common shares and would no longer have the liquidation preferences and preferential rights attributable to the preferred shares and such convertible debt as compared to the common shares prior to the IPO. Each valuation probability-weighted the IPO scenario and the non-IPO scenario based on the Company’s assessment of its development pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario.

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.

November 27, 2020

Further details of the valuation approach are described in the Registration Statement within Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 105.

Key assumptions relating to the future-event scenarios used in the most recent valuations, and the resulting indicated fair value of common shares, are summarized as follows:

	IPO Scenario (Short- term)		IPO Scenario (Mid-term)		IPO Scenario (Long- term)		Non-IPO Scenario
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM	Probability Weighting	DLOM	Probability Weighting	DLOM	Indicated Fair Value per Share of Common Shares
June 30	N/A	N/A	N/A	N/A	N/A	N/A	100%	[***]	[***]
Sept 30	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Oct 31	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]	[***]

(1)

Discussions by the Company in contemplation of an IPO did not formally commence until August 2020 and therefore there was no probability weighting attributed to an IPO scenario in the June 30, 2020 valuation.

For the Staff’s convenience, a table summarizing share options granted between June 30, 2020 and the date hereof, which table reflects the issuance of options to purchase common shares granted by the Company, is attached hereto as Exhibit A.

June 30, 2020 Valuation

The Board relied, in part, on the results of the June 30, 2020 valuation in its determination of the fair value of common shares of $[***] per share for option grants awarded on July 22, 2020 and August 24, 2020. Such value was based on the per share purchase price paid by purchasers of the Company’s Series A-2 preferred shares in March 2020, which was the Company’s most recent arms-length equity financing. The Company considered this arms-length equity financing in determining the appropriate price for all stock options with a service date commencing prior to September 30, 2020.

The June 30, 2020 valuation obtained from the third-party valuation firm determined a value of $[***] per common share, which was slightly lower than the value the Company had applied to option grants during such period. The Board considered the June 30, 2020 valuation as a benchmark to support the Company’s utilization of the $[***] price because it was substantially similar to the value derived from the third-party valuation and was no less than such value. From June 30, 2020 to September 30, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business.

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.

November 27, 2020

September 30, 2020 Valuation

The Board relied, in part, on the results of the September 30, 2020 valuation in its determination of the fair value of common shares of $[***] per share. The principal factors contributing to the increase in the fair value of common shares from the June 30, 2020 valuation for the September 30, 2020 valuation were the increase by management and the Board in the probability-weighting of the IPO scenario to [***]%, including the following:

•	On July 22, 2020, Company management and the Board determined to explore an IPO for the Company’s common shares

•	Between August 3, 2020 and August 14, 2020, the Company interviewed several investment banks to select a banking syndicate for purposes of exploring an IPO

•	On August 25, 2020, the Company held its IPO organization meeting with its management, underwriters and advisors

For the September 30, 2020 valuation, management estimated a [***]% likelihood of successfully completing an IPO with an estimated listing date in the first quarter of 2021. The Company noted the significant uncertainty of successfully executing an IPO in the near term because of uncertainty in the financial markets imposed by the ongoing COVID-19 pandemic, the pending presidential election in the U.S., and the Company’s assessment of its readiness to successfully execute an IPO.

October 31, 2020 Valuation

The Board relied, in part, on the results of the October 31, 2020 valuation in its determination of the fair value of common shares of $[***] as of October 31, 2020. The valuation increased the likelihood of an IPO to approximately [***]% ([***]% during the fourth quarter of 2020 and [***]% during the first quarter of 2021). Additional factors considered by the October 31, 2020 valuation included:

•

On October 7, 2020, the Company’s partner Eli Lilly submitted a request for Emergency Use Authorization (“EUA”), for the LY-CoV555 monotherapy to the FDA which, if granted, would permit the emergency sale of such antibody discovered by the Company and thereby generating potential revenues for the Company.

•

At October 31, 2020, the third party valuation and the Board both concluded that the high uncertainty associated with these unique types of approvals resulted in a probability weighted scenario of nil.

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.

November 27, 2020

•

On October 28, 2020, Lilly announced an agreement with the U.S. government to supply 300,000 vials of LY-CoV555 for $375.0 million, subject to grant of an EUA. On October 29, 2020, Lilly also announced a fixed price contract for procurement of LY-CoV555 in the amount of $312.5 million with the U.S. Army Contracting Command, subject to grant of an EUA.

•

As the third party valuation and the Board assigned probability weighted scenario of nil to receiving EUA for the LY-CoV555 monotherapy, they did not incorporate a probability weighting with respect to royalties resulting from potential fulfillment of this supply contract.

•

In October 2020, the Company has held a number of “testing-the-waters” meetings, at which the Company received feedback from potential investors related to deal appetite and valuation which was aligned with management’s valuation as of October 31, 2020.

•	Between the previous valuation on September 30, 2020 and the October 31, 2020 valuation, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to November 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	increased market stability as a result of the outcome of the U.S. presidential election;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the life sciences, biopharmaceutical and healthcare technology sectors; and

•	other developments in the Company’s business, including the achievement of milestones such as entering into partnering agreements.

The Company believes that the difference between the fair value of its common shares as of October 31, 2020 of $[***] per share and the Preliminary Price Range is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to October 31, 2020, the date of the Company’s most recent determination of the fair value of its common shares.

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.

November 27, 2020

•	The Company’s acquisition of Trianni, Inc. in November 2020, which is designed to enhance the Company’s technology platform and discovery capabilities for its partners;

•

The granting by the FDA of an EUA for the LY-CoV555 monotherapy (now named bamlanivimab) to Eli Lilly, one of the Company’s partners, on November 9, 2020. Such grant permits the emergency sale of the antibody discovered by the Company, and will result in the receipt by the Company of royalty revenues under its partnership with Eli Lilly;

•

Lilly share price on the day after the EUA announcement increased by approximately 10%, representing an approximate $12 billion market capitalization increase, reflecting the significant investor sentiment of the economic benefits associated with the approval.

•

November 23, 2020 – BioProcess International announced that Samsung Biologics entered into a $150 million agreement to produce COVID-19 antibody therapies for Eli Lilly, increasing available supply to manufacture bamlanivimab.

•

There was a significant reduction in the uncertainty with respect to the receipt of significant near-term royalty streams attributable to the sale of bamlanivimab under the Company’s partnership with Eli Lilly;

•

Increased understanding of the relevance of the therapy for COVID-19 and its forecast utilization even in the presence of a viable vaccine. For at risk patients, such as the elderly and immune compromised, a vaccine might not be viable as a vaccine depends on a strong immune response to take effect. Therefore, a therapy such as bamlanivimab is seen to be, based on feedback received from meetings with the Company’s investors and bankers, increasingly important for the longer-term outlook in treating COVID-19 patients;

•

The granting of interim authorization from Health Canada for bamlanivimab as a treatment for COVID-19 on November 20, 2020. Similar to an EUA granted by the U.S. FDA, such interim authorization permits the sale of the antibody in Canada on an emergency use basis;

•	The Government of Canada committed to purchase approximately 26,000 doses for $24.98 million (CAD $32.5 million), resulting in expected royalty payments to the Company.

•

On November 4, 2020, bioRxiv published an article comparing the performance of bamlanivimab to the other therapies and demonstrate that the LY-CoV555 antibody is exhibiting high efficacy compared to the other antibodies in the study;

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common shares, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common shares than its IPO. In the October 31, 2020 valuation, the probability weighting of the IPO scenarios was [***]% in the aggregate;

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.

November 27, 2020

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred shares. The Company’s convertible preferred shares currently have substantial economic rights and preferences over the Company’s common shares including, among others, (i) the right to receive dividends prior to any dividends declared or paid on any common shares, (ii) liquidation payments in preference to holders of the Company’s common shares and (iii) veto voting rights with respect to certain actions. Upon the closing of the IPO, all outstanding convertible preferred shares will convert into common shares, thus eliminating the superior rights and preferences of the preferred shares as compared to the common shares;

•

The Preliminary Price Range represents a future price for the Company’s common shares that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common shares as of October 31, 2020 represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO;

•

In November 2020, the Company has held a number of “testing-the-waters” meetings, at which the Company received feedback from potential investors related to deal appetite and valuation, which provided indications of significantly higher valuation ranges as a reflection of the recent events since October 2020;

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets;

•

The addition of John Montalbano, a seasoned executive with experience complementary to the Company’s business, to the Board on November 19, 2020, where he will serve as the chair of the audit committee of the Board; and

•	The addition of Peter Thiel, an experienced entrepreneur and venture capitalist, to the Company’s Board on November 19, 2020.

The Company respectfully submits that the deemed per share fair values used as the basis for determining share-based compensation expense in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Registration Statement. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” for additional background regarding its equity grant valuation methodologies to date.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that the return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common shares of the Company following the IPO. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at 601 Marshall Street, Redwood City, CA 94063.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.

November 27, 2020

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (650) 752-3333.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Deepa M. Rich
Deepa M. Rich

cc:

Carl L. G. Hansen, Ph.D., AbCellera Biologics Inc.

Andrew Booth, AbCellera Biologics Inc.

Tryn Stimart, AbCellera Biologics Inc.

Sam Zucker, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

Joseph Garcia, Blake, Cassels & Graydon LLP

Charles Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.

November 27, 2020

EXHIBIT A

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Exercise Price of Options	Estimated Grant Date Fair Value Per Share	Estimated Grant Date Fair Value Per Share
		(CAD $)	(USD $)	(CAD $)	(USD $)
July 22, 2020	[***]	[***]	[***]	[***]	[***]
August 24, 2020	[***]	[***]	[***]	[***]	[***]
October 20, 2020 (1)	[***]	[***]	[***]	[***]	[***]
October 29, 2020 (1)	[***]	[***]	[***]	[***]	[***]
October 29, 2020 (1)	[***]	[***]	[***]	[***]	[***]
October 29, 2020 (1)	[***]	[***]	[***]	[***]	[***]
November 18, 2020	[***]	[***]	[***]	[***]	[***]

(1)

Exercise price is based on estimated fair value of the shares at employee service date which is the date the Company and the employee had an understanding of the terms of the options to be recommended to the Board for approval. Grant date fair value of shares as determined for the limited purposes of ASC 718 is based on the valuation as of the most recent date before the date of Board approval (and, therefore, grant date under ASC 718) notwithstanding that at the date that the Board approved the grants they had not yet received such valuation.

CONFIDENTIAL TREATMENT REQUESTED BY ABCELLERA BIOLOGICS INC.